Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

13 April 2005


05007493

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,





Kerry Willcock
Executive General Manager – Corporate and Legal



Enc.

12 April 2005

Tabcorp announces $53.5m upgrade at Conrad Jupiters on the Gold Coast

Tabcorp's Chief Executive of Casinos, David Banks, today announced plans for a $53.5 million refurbishment of Conrad Jupiters hotel and casino on the Gold Coast.

All casino and gaming operations are to be consolidated on one newly refurbished and expanded gaming floor. A new entertainment precinct with live music will also form part of the multi-million dollar upgrade at the complex.

Stylish balconies will also become a feature of the casino, providing stunning views of the Broadbeach area and along the spectacular Gold Coast.

Mr Banks said: "This is the biggest upgrade of Conrad Jupiters in the 20-year history of the casino and hotel complex.

"The construction project will provide jobs in the area and the new facilities will certainly bring economic benefits to the region.

"Conrad Jupiters is a Queensland icon and the $53.5 million investment will ensure the hotel and casino complex continues to be a leading entertainment destination for local, national and international customers on the Gold Coast," he said.

Construction is expected to begin in August this year and should be completed by the end of next year.

Highlights of the refurbishment program include:

- All the casino and gaming operations will be moved to one floor, creating an extra 3,500 square metres of additional space.
- The enlarged area will be totally refurbished with contemporary furnishings, lighting and the latest gaming products.
- Large balconies off the main gaming floor with views of the Broadbeach area.
- A new restaurant with indoor and outdoor seating.
- Provision of lounge areas on the gaming floor for people to relax.
- A feature bar and a bar area to cater for the 18 to 35-year-old market.
- A new entertainment area on the current upper level gaming floor providing live music.
- A stylish single entry onto the main gaming floor.

The new restaurant inside the casino will provide customers with additional variety and also boast an outdoor dining area which capitalises on the views of Broadbeach and the Gold Coast.

Mr Banks said: "The refurbishment is a very exciting stage for Conrad Jupiters as it will provide what our customers have been asking for – and that is a rejuvenated gaming floor, greater food options, lounge areas, balconies and live entertainment. We also

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

 Tabcorp
the bigger better game

believe the upgrade will better position the property for the future and provide greater flexibility for us to cater for our customers' ever changing needs.

Mr Banks said the upgrade investment reflected Tabcorp's commitment to the Gold Coast and Queensland. "We are very excited about the refurbishment plans which we have been working on for more than six months.

"Through Conrad Jupiters, Tabcorp is one of the biggest employers in the region and we're committed to providing customers with outstanding entertainment on the Gold Coast," Mr Banks said.

The Chief Operating Officer at Conrad Jupiters, Charles Read, said the new design would have a contemporary Gold Coast feel. "The new facilities will set a new standard for entertainment on the Gold Coast," he said.

"The Gold Coast is one of the fastest growing regions of Australia and as we prepare to celebrate the 20th anniversary of Conrad Jupiters this is a terrific opportunity to upgrade our facilities."

Architects for the project will be Gold Coast company The Buchan Group and the interior design is being managed by Bates Smart.

Tabcorp is Australia's premier gambling and entertainment group and is the fourth biggest entertainment and gambling company in the world. The company has a mix of hotel and casino complexes, convention and exhibition centres, wagering, gaming and media assets in Australia.

Tabcorp owns and operates Sydney's Star City Hotel and Casino, Conrad Jupiters, Conrad Treasury in Brisbane and Jupiters Townsville, the TAB in Victoria and New South Wales and media assets including Sky Channel and 2KY.

For more information contact:
Bruce Tobin
General Manager Public Affairs
Tel: (03) 9868 2508

13 April 2005

Tabcorp response to the increase in the gaming machine levy in Victoria

Tabcorp is disappointed by the State Government's announcement to almost double the levy on gaming machines in Victoria, Managing Director and Chief Executive Officer Matthew Slatter said today.

He said the increase in the Health Benefit Levy – from $1533 to $3033 on each gaming machine per year – would negatively impact on Tabcorp's 225,000 shareholders, of which almost 65,000 live in Victoria, many of whom have invested for superannuation and retirement purposes.

"It's disappointing that our shareholders are shouldering the burden of the increase in the gaming levy," Mr Slatter said.

The State Government has provided an assurance that there will be no increase in the levy during the remaining term of this government, by which time Tabcorp looks forward to discussions concerning the renewal process for the wagering and gaming licences.

For more information contact:
Bruce Tobin
General Manager Public Affairs
Tel: (03) 9868 2508

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lawrence John Willett
Date of last notice	14 October 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	2,755 ordinary shares held directly, including the acquisition of shares detailed within this appendix.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	13 April 2005
No. of securities held prior to change	2,691 ordinary shares held directly
Class	Ordinary shares
Number acquired	64 ordinary shares issued pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16.86 per share pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan
No. of securities held after change	2,755 ordinary shares held directly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony George Hodgson
Date of last notice	14 October 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1,049 ordinary shares held directly; and 99,000 ordinary shares held indirectly, including the acquisition of shares detailed within this appendix.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Hodgson has an interest in 99,000 ordinary shares held indirectly by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary
Date of change	13 April 2005
No. of securities held prior to change	1,025 ordinary shares held directly; and 99,000 ordinary shares held indirectly
Class	Ordinary shares
Number acquired	24 ordinary shares issued pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16.86 per share pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan

+ See chapter 19 for defined terms.

No. of securities held after change	1,049 ordinary shares held directly; and 99,000 ordinary shares held indirectly by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

13 April 2005

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

HALF YEAR REPORT

Attached is a copy of the company's Half Year Report for the half year ended 31 December 2004 that is being dispatched to shareholders today with the interim dividend.

Also attached are forms accompanying the interim dividend that easily enables shareholders to receive future dividend statements, annual reports and other forms of shareholder communication electronically. Electronic communication is quicker than traditional mail and has added security features making it more convenient for many shareholders. It also provides significant cost savings and is more environmentally friendly.

Yours faithfully,

Kerry Willcock
Executive General Manager – Corporate and Legal


Tabcorp
Half Year Report
31 December 2004

Highlights

- Net profit after tax (before goodwill amortisation of $92.7 million and profit from non-recurring items of $6.2 million) – up 46.9% to $254.4 million
- Earnings per share (before goodwill amortisation and non-recurring items) – up 9.8% to 49.7 cents
- Interim dividend 40 cents per share fully franked – up 5 cents on previous interim dividend of 35 cents per share
- Net operating revenue (before non-recurring items) $1,884.5 million – up 68.5%
- Earnings before interest, taxation and goodwill amortisation (EBITA) (before non-recurring items) – up 61.9% to $460.9 million
- Taxes on gambling paid by Tabcorp businesses – up 50.5% to $621.1 million
- Income generated for the Victorian and New South Wales racing industries – $260.3 million
- The Tabcorp group contributed $41.9 million to state community benefit funds in Australia
- Successful merger with Jupiters, creating synergies greater than expected
- Acquisition of Tab Limited with integration commenced and on track to achieve the synergies forecast in the Tab Limited bidder's statement
- Tabcorp assumed management control of the Gold Coast and Brisbane casino properties
- Rating by the Dow Jones Sustainability Index as the global leader in the promotion of responsible gambling
- Divestment of gaming assets as a result of the Jupiters merger and the Tab Limited acquisition raised $235 million
- Successful A$450 million bond issue in Australia and debt raising in the United States private placement market for the equivalent of US$700 million

Comparisons refer to the previous corresponding half year period, unless otherwise stated.

References to currency are in Australian dollars unless otherwise stated.

Tabcorp Holdings Limited
ABN 66 063 780 709

Dividends per share
Cents per share (fully franked)



32
31
34
33
36
35
Up 14.3%
40
01/02 02/03 03/04 04/05
Final dividend
Interim dividend

Directors' Report

The Directors of Tabcorp Holdings Limited, Australia's premier gambling and entertainment group, are pleased to report a 46.9% increase in net profit after tax (before goodwill amortisation of $92.7 million and excluding profits from non-recurring items of $6.2 million) to $254.4 million for the six months to 31 December 2004.

The Directors declared a fully franked interim dividend of 40 cents per share, up five cents on the previous interim dividend paid last year. This increase reflects the confidence of the Board in the success of both the Jupiters and Tab Limited integrations. The dividend is payable on 13 April 2005 to shareholders registered on the books at 7 March 2005.

Earnings per share growth (pre goodwill and non-recurring items) of almost 10% in the six months is a good outcome for shareholders during a period of significant change for the company.

Management performance had been impressive with the integrations of Jupiters and Tab Limited performing well and close attention being paid to controlling costs and improving efficiencies.

The acquisition of Tab Limited, with management control being taken on 5 July 2004, provided a platform for growth for wagering and the racing industry in Australia. Tabcorp remains confident that the total synergies of $43.4 million contained in the Tab Limited bidder's statement released on 2 April 2004 will be delivered, with around 40% expected to be delivered in the 2005 financial year.

The Jupiters merger is ahead of schedule with forecast annual synergies now anticipated to be $53.4 million, $25.5 million above the synergies estimated at the end of the 2004 financial year. A total of $19.1 million of synergies was generated in the first half and $35 million is anticipated for the full year. A total of $12.5 million of synergies had already been captured in the year to 30 June 2004.

In the six months to 31 December 2004, Tabcorp businesses paid a total of $621.1 million in taxes on gambling, up 50.5%. In addition, the Victorian and New South Wales racing industries received $260.3 million from Tabcorp businesses, assisting the industry to operate outstanding events such as the Spring Racing Carnival.

In addition to the company's growth and solid financial position, Tabcorp was actively supporting local communities with a range of sponsorships for sporting groups and community services, on top of the $41.9 million which the Tabcorp group contributed to state community benefit funds in Victoria, New South Wales and Queensland.

The company is financially strong and in a solid position for future growth.

Tabcorp is a leader in the leisure and entertainment sector and is firmly focussed on creating value for all of our stakeholders. Tabcorp is striving to provide the best products and exceptional customer service across all of our entertainment businesses. We are creating the bigger better game for our customers, shareholders and employees.





Michael Robinson
Chairman

Matthew Slatter
Managing Director and
Chief Executive Officer

Review of Operations

During the half year ended 31 December 2004, Tabcorp's net operating revenue (before non-recurring items) grew by 68.5% to $1,884.5 million. The Casinos division reported a 46.4% increase in revenue, resulting mainly from the merger with Jupiters Limited in November 2003, and the Gaming division achieved an increase of 15.9% in revenue. Wagering revenue grew by 194.6% principally due to the acquisition of Tab Limited in July 2004. The Tabcorp group's half year result to 31 December 2004 also included the first contribution from the Media division, which was acquired as part of the Tab Limited takeover.

Earnings before interest, taxation and goodwill amortisation (EBITA) (before non-recurring items) for the Tabcorp group were $460.9 million, up 61.9% on the prior corresponding period.

Earnings per share before goodwill amortisation and non-recurring items increased 9.8% on the prior corresponding period to 49.7 cents. After normalising for theoretical win rates in the international commission play business at Jupiters casinos, earnings per share before goodwill amortisation and non-recurring items was up 18.8% to 51.3 cents.

Tabcorp Financial Results Summary	**6 Months to 31 Dec 2004 $ million[1]**	**6 Months to 31 Dec 2003 $ million**	**Change %**
Operating revenue	1,884.5	1,118.4	68.5
Total revenue from ordinary activities	1,912.2	1,134.2	68.6
EBITDA	536.5	333.6	60.8
EBITA	460.9	284.6	61.9
NPAT	161.7	155.4	4.1
NPAT before goodwill	254.4	173.2	46.9

[1] *Pre non-recurring items*

EBITDA – Earnings before interest, tax, depreciation and amortisation

EBITA – Earnings before interest, tax and goodwill amortisation

NPAT – Net profit after tax


Net operating revenue
$ million
(before non-recurring items)
956.1
923.0
1,344.4
Up 68.5%
977.0
983.1
1,118.4
1,884.5
01/02 02/03 03/04 04/05
Second half
First half
Net profit after tax
$ million
(before goodwill and non-recurring items)
138.1
137.6
Up 46.9%
139.2
143.5
173.2
254.4
01/02 02/03 03/04 04/05
Second half
First half

Casinos

The Casinos division achieved EBITA (before non-recurring items) of $186.0 million, which was up 39.8% for the six months to 31 December 2004, reflecting in part the merger with the three Jupiters' properties in November 2003. Net operating revenue increased 46.4% to $633.1 million for the period.

On a six-month pro forma basis, the division's operating revenue was up 2.2% to $633.1 million. On the same basis, EBITA grew by 1.8%.

In the Jupiters casinos international commission business, turnover was down 39.5% and revenue was below theoretical win rates by $14.2 million for the period. In the prior corresponding period revenue was above theoretical win rates by $13.8 million. The turnover reduction reflected sustained competitive pressure in our Asian customer markets.

On a six month pro forma basis normalising for theoretical win rates, the division's EBITA was strongly up by 15.8% to $197.7 million with EBITA margins improving from 28.2% to 30.5% assisted by underlying normalised revenue growth of 7.1% and operating efficiencies in all properties.

Revenues at Sydney's Star City Casino improved 7.0% driven by good growth in table games, gaming machines and food and beverage.

Strong revenue growth was recorded at Conrad Jupiters on the Gold Coast in gaming machines, accommodation and food and beverage, driven partly by the new Gold Coast Convention and Exhibition Centre, which opened in June 2004. The centre, which is owned by the Queensland Government, is located adjacent to Conrad Jupiters and managed by Tabcorp.

In November 2004, Tabcorp and Caesars Entertainment agreed to amend the management agreements for the Gold Coast and Brisbane casino properties, allowing Tabcorp the flexibility to use its management expertise to manage the complexes. The new arrangements allowed Tabcorp to appoint senior executives to manage Gold Coast and Brisbane and to continue to align the properties within the Tabcorp Casinos division.

The integration of the four casino-hotel complexes within the Tabcorp group has ensured continued profit enhancement and a best practice approach so that customers receive a premier entertainment experience at all properties. The Jupiters integration is anticipated to be substantially completed by 30 June 2005.

The Star City and Jupiters casinos contributed $8.2 million to community benefit funds during the period.

Summary of Casinos Division's Financial Performance	6 Months to 31 Dec 2004 $ million[1]	6 Months to 31 Dec 2003 $ million	Change %
Operating revenue	633.1	432.4	46.4
Total revenue from ordinary activities	636.2	434.0	46.6
Government betting tax*	119.6	83.3	43.6
Operating expenses	293.8	189.5	55.0
EBITDA	228.8	161.2	38.2
EBITA	186.0	133.1	39.8

* Includes GST on gambling revenue

[1] Pre non-recurring items

Gaming and Network Games

The Gaming division achieved EBITA (excluding non-recurring items) of $135.0 million for the six months to 31 December 2004, up 21.7% on the same period last year. Net operating revenue increased by 15.9% to $519.3 million and market share in Victoria climbed to 50.8% for the month of December.

Revenue from Victorian gaming was up 8.5% over the same period last year reflecting improving customer demand, enhanced product and ongoing improvement to the overall amenity for all customers.

The Gaming division continues to invest in the latest games and machines for the enjoyment of customers. During the period, 2,459 new machines and games were introduced to the Victorian gaming network. The Cash Express hyperlink jackpot product continues to be very popular with customers. At 31 December 2004, there were 1,268 hyperlink machines operating across 189 venues. Forty-one venues were refurbished and two new venues opened during the period.

On a pro forma basis, EBITA (excluding non-recurring items) increased by 14.3%, with the EBITA margin (excluding non-recurring items) increasing from 24.5% to 26.0%.

Victoria's Tabaret hotel venues contributed $33.7 million to the State's Community Support Fund for the six months to 31 December 2004.

Summary of Gaming Division's Financial Performance	**6 Months to 31 Dec 2004 $ million[1]**	**6 Months to 31 Dec 2003 $ million**	**Change %**
Operating revenue	519.3	448.2	15.9
Total revenue from ordinary activities	527.3	451.9	16.7
Government betting tax*	197.8	172.9	14.4
Operator commissions	146.4	117.9	24.1
Other operating expenses	36.1	35.3	2.1
EBITDA	147.1	125.7	17.0
EBITA	135.0	110.9	21.7

* Includes GST on gambling revenue

[1] Pre non-recurring items

Wagering

The Wagering division achieved EBITA (excluding non-recurring items) of $119.0 million for the six months to 31 December 2004. This represented growth of 200.0% due to the inclusion of New South Wales wagering operations from the acquisition of Tab Limited.

The division's total net operating revenue increased by 194.6% to $688.5 million with Victoria generating $249.5 million, up 6.5% on the previous period, while New South Wales generated $439.1 million, up 3.4% on a pro forma basis. On a comparative six month pro forma basis, the overall net operating revenue growth was 4.5%.

Revenue from parimutuel wagering on racing grew by 4.3% with Victorian revenue growth of 6.3% being driven by strong performances across the three racing codes (i.e. Thoroughbred 5.2%, Harness 9.0% and Greyhounds 9.2%). New South Wales revenue climbed 3.3% despite low Thoroughbred growth of 3.2%.

The Victorian Spring Racing Carnival provided solid revenue growth over the carnival period, despite poor weather during the feature days at Flemington. Melbourne Cup Day generated turnover of $87.4 million in New South Wales and $66.5 million in Victoria, which were both records for the day.

Revenue from sportsbetting grew by 10.4% on a pro forma basis with growth in Victoria of 21.7%, reflecting continued strong customer interest. Sportsbetting turnover growth in New South Wales of 30.6% was impacted by a lower hold resulting in revenue growth of 6.3%.

Summary of Wagering Division's Financial Performance	**6 Months to 31 Dec 2004 $ million[1]**	**6 Months to 31 Dec 2003 $ million**	**Change %**
Operating revenue	688.5	233.7	194.6
Total revenue from ordinary activities	693.3	237.2	192.2
Racing industry fees	188.2	68.6	174.3
Government betting tax*	187.0	66.4	181.7
Operator commissions	70.1	27.6	153.8
Other operating expenses	111.3	29.0	284.2
EBITDA	136.7	45.7	199.5
EBITA	119.0	39.7	200.0

* Includes GST on gambling revenue

[1] Pre non-recurring items

Media

The Media operations performed solidly, with total revenues up 2.2% to $65.8 million on a pro forma basis for the six months to 31 December 2004, reflecting increased international sales activity and growth in SKY Channel's subscriber base.

The division's EBITA (before non-recurring items) increased 7.7% to $20.8 million on a pro forma basis as a result of the increased revenue and tight control of expenses.

SKY Channel is continuing to broadcast the Sydney metropolitan thoroughbred races while it negotiates non-exclusive broadcasting rights with the Australian Jockey Club (AJC) and the Sydney Turf Club (STC). This follows an offer to the clubs which included non-exclusive broadcasting rights, risk free rights fees and greater input into programming. Broadcasting agreements with the AJC and STC cannot proceed without the approval of Racing New South Wales and SKY has received the consent of the Board of Racing New South Wales for its non-exclusive offer. No other proposal has been approved by Racing New South Wales.

SKY Channel has continued to expand its broadcast of Australian racing to many regions around the globe. The investment in the international business continues to bring increased returns to both SKY and the Australian racing industry.

Summary of Media Division's Financial Performance	**6 Months to 31 Dec 2004 $ million[1]**	**6 Months to 31 Dec 2003 $ million[2]**	**Change %**
Operating revenue	65.8	64.3	2.2
Total revenue from ordinary activities	65.8	64.4	2.2
Racing industry fees	2.2	2.1	5.5
Government betting tax*	0.6	0.5	15.5
Other operating expenses	40.3	40.2	0.2
EBITDA	22.7	21.6	5.0
EBITA	20.8	19.3	7.7

* Includes GST on gambling revenue

[1] Pre non-recurring items

[2] For the purposes of comparison, pro forma results include a contribution from Tab Limited for 6 months ended 31 December 2003 (the Media division was acquired by Tabcorp in July 2004)

Outlook

The second half of the financial year has started well, with current expectations that the Tabcorp group will again deliver solid growth in earnings per share in the 2005 financial year.

The company's main objectives for the balance of the 2005 financial year are to complete the Jupiters integration and successfully complete year one of the two-year Tab Limited integration. Both integrations provide the opportunity for further significant value creation for shareholders and success will mean achieving that value on-time and in a sustainable manner.

In February 2005 Tabcorp announced that it would be a bidder for the proposed Integrated Resort to be built in Singapore. Tabcorp's proposed concept for a "simply stunning, iconic and family friendly" entertainment resort includes super-luxury hotels, a theme park, premium retail stores and a casino. The proposal was submitted to the Singapore Government and Tabcorp, if successful, is prepared to build the resort itself or consider involving partners that are able to add value to the project.

Tabcorp is strategically positioned as the most diversified entertainment, leisure and gambling group in Australia. The company's unique skills and capabilities will ensure that the group is ready to meet new challenges in the local and international arena.

The company continues to engage customers as it focuses on developing insightful products and improved services that aim to excite customers and enrich their entertainment experiences. The new corporate website at **www.tabcorp.com.au**, for example, has been revitalised to provide more knowledgeable and timely information, including enhanced online shareholder services. Across all its businesses, Tabcorp continues to create the bigger better game for all its stakeholders.

✳ ✳ ✳

Registered Office

Tabcorp Holdings Limited
5 Bowen Crescent
Melbourne Victoria 3004
Australia

Telephone: (03) 9868 2100
Facsimile: (03) 9868 2300

Share Registry

ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Victoria 3000
Australia

Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

General enquiries about Tabcorp

Shareholder Relations Manager

Telephone: (03) 9868 2779
Facsimile: (03) 9868 2726
Email: investor@tabcorp.com.au

Online shareholder information

Conduct standard shareholding enquiries and transactions online and conveniently access information about Tabcorp and its businesses at

www.tabcorp.com.au

Shareholder Information

Electronic communications for shareholders It's quick, convenient, secure, reduces costs and helps the environment.

Shareholders can elect to receive all shareholder communications electronically. This means that shareholder information, including Notice of Meetings, Proxy Forms, Dividend Statements and Annual Reports, will be available electronically and notified by email.

By electing to receive information electronically, shareholders will have prompt access to their shareholding details and have the convenience and security of electronic delivery. Electronic communications also reduces the impact on the environment and costs associated with printing and sending annual reports, dividend cheques and other materials by mail.

Tabcorp's website – www.tabcorp.com.au

The company's website already enables shareholders to conduct standard shareholding enquiries and transactions, including:

- Shareholding balances
- Annual report elections
- Add bank account details to receive dividend payments by direct credit
- Tax File Number / Australian Business Number notification
- Change of registered address
- Name correction request

Tabcorp's website quickly and conveniently keeps shareholders informed about Tabcorp's activities and its performance. The annual and half yearly reports to shareholders, interim and preliminary results, webcasts of results and AGM presentations, major news releases and other company statements are available on the website.

Direct Credit

Shareholders may elect to receive their dividend payments into a nominated bank account with an Australian financial institution rather than by cheque. Direct credit is a quick and convenient way of obtaining dividend payments. Dividends paid directly into an account are cleared funds that may be accessed immediately. It also avoids waiting for mail and cheques to clear and it reduces the likelihood of fraud. Shareholders can add or change bank account details using the on-line share registry facility through the Tabcorp website.

Dividend Reinvestment Plan (DRP)

Tabcorp operates a DRP, which allows shareholders to reinvest all or part of the dividends payable on their Tabcorp shares to acquire additional shares in the company. Full details of the DRP are available on the company's website. If you wish to participate in the DRP please contact the company's share registry.

Tabcorp

Tabcorp Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street, Melbourne, VIC, 3000
GPO Box 1736, Melbourne, VIC, 3001
Telephone (within Australia): 1300 665 661
Telephone (outside Australia): 61 3 9615 9780
Facsimile: (03) 8614 2903
ASX Code: TAH
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au



Receive your shareholder communications electronically.
It's quick, convenient, secure, reduces costs and helps the environment.

As a valued shareholder in Tabcorp Holdings Limited, you currently receive by post an Annual Report and other mailings in relation to your shareholding. You can help minimise the costs of printing and mailing these items by electing to receive all shareholder communications electronically, or by electing not to receive a printed Annual Report by post.

Tabcorp believes everyone benefits from electronic shareholder communications. Shareholders receive prompt information and have the convenience and security of electronic delivery. Electronic communications also provide significant cost savings, and are more environmentally friendly.

How do I sign up?

There are two ways Tabcorp shareholders can receive shareholder communications electronically:

- **Use this form** – complete the form below and return it to us in the reply paid envelope, or
- **Go online** – visit the Tabcorp website at www.tabcorp.com.au and follow the instructions.

Please tick either box 1 or box 2:

☐ 1. **Yes, I would like to receive all my shareholder communications electronically.**
I have provided my email address below. If you select this option you must receive your dividends by direct credit or participate in the Company's Dividend Reinvestment Plan (DRP). If you have not already provided your banking instructions or do not currently participate in the DRP, you can download the relevant form from our website at www.tabcorp.com.au. Shareholder communications include Notice of Meetings, Proxy Forms, Dividend Statements and Annual Reports.

If you tick box 1, you must provide your email address below. It is your obligation to ensure that all details provided remain current. Any changes to these details can be made online at www.tabcorp.com.au or by contacting our share registry.

☐ 2. **I do not wish to receive a printed Annual Report by post.**
However Notice of Meetings, Proxy Forms and Dividend Statements will be forwarded by post as usual.



Tabcorp

Tabcorp Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street, Melbourne, VIC, 3000
GPO Box 1736, Melbourne, VIC, 3001
Telephone (within Australia): 1300 665 661
Telephone (outside Australia): 61 3 9615 9780
Facsimile: (03) 8614 2903
ASX Code: TAH
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au



Receive your shareholder communications electronically. It's quick, convenient, secure, reduces costs and helps the environment.

As a valued shareholder in Tabcorp Holdings Limited, you currently receive by post dividend statements and other mailings in relation to your shareholding. You can help minimise the costs of printing and mailing these items by electing to receive all shareholder communications electronically.

Tabcorp believes everyone benefits from electronic shareholder communications. Shareholders receive prompt information and have the convenience and security of electronic delivery. Electronic communications also provide significant cost savings, and are more environmentally friendly.

How do I sign up?

There are two ways Tabcorp shareholders can receive shareholder communications electronically:

- **Use this form** – complete the form below and return it to us in the reply paid envelope, or
- **Go online** – visit the Tabcorp website at www.tabcorp.com.au and follow the instructions.

Please tick the box and provide your email address:

☐ **Yes, I would like to receive all my shareholder communications electronically.**
I have provided my email address below. If you select this option you must receive your dividends by direct credit or participate in the Company's Dividend Reinvestment Plan (DRP). If you have not already provided your banking instructions or do not currently participate in the DRP, you can download the relevant form from our website at www.tabcorp.com.au. Shareholder communications include Notice of Meetings, Proxy Forms, Dividend Statements and Annual Reports.

You must provide your email address below. It is your obligation to ensure that all details provided remain current. Any changes to these details can be made online at www.tabcorp.com.au or by contacting our share registry.



Privacy Clause: ASX Perpetual Registrars Limited advises that Chapter 2C of *The Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a security holder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual's privacy policy is available on the ASX Perpetual website (www.asxperpetual.com.au) or by telephoning (02) 8280 7111.

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